

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 8, 2011

Russell Hiebert
President, Sole Officer and Director
Flint Int'l Services, Inc.
5732 HWY 7 West, Unit 15
Vaughn, ON L4L 3A2, Canada

> **Re:** **Flint Int'l Services, Inc.**
> **Registration Statement on Form F-1**
> **Filed on May 16, 2011**
> **File No. 333-174224**

Dear Mr. Hiebert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

1. Revise to discuss the negotiations leading up to the merger/re-domestication and the reasons why the parties chose this particular transaction. In addition, identify and explain the particular roles played by any individuals or entities in arranging or facilitating the transaction. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.

2. Clarify that Mr. Hiebert will be selling shares on behalf of the company (as opposed to his own shares). Include disclosure that he will not be compensated for his role in connection with this offering and the exemption from broker-dealer registration that he will be relying upon.

3. We note your risk factor disclosure on page six. Revise the prospectus summary to disclose that funds received from the offering before the minimum amount is reached, will be held in a company safe, rather than a non-interest bearing bank account, and as a result will be subject to company creditors and other risks of loss.

4.   Given that your auditors have raised substantial doubt as to your ability to continue as a going concern, quantify the amount of funding you will need to raise over the next 12 months to continue in business. Include this disclosure in your Management's Discussion and Analysis as well. We note your disclosure on page 18 that if the minimum amount is raised, it will assist in meeting your liquidity needs for the next 12 months.

5.   Revise to include a brief discussion of how you intend to use the proceeds of this offering.

Summary Financial Data, page 3

6.   Please revise to provide the selected historical financial data for the years ended December 31, 2008 and 2007 as well. Refer to Item 3.A of Form 20-F.

Risk Factors, page 4

7.   Please include a risk factor to discuss that you may not be able to absorb the costs of being a public company.

8.   We note your disclosure on page 12 related to your industry and competitors. Include a risk factor discussing that your customers typically "sign on" for one project at a time rather than entering into an agreement related to multiple projects. Describe any uncertainty this may bring to your business and results of operations.

9.   We note your disclosure on page 15. Include a risk factor that you may be deemed to be a Passive Foreign Investment Company in the current taxable year or in the foreseeable future.

Although we believe the funds we raise in this offering will allow us to generate sufficient funds from operations…, page 4

10.   Please revise this risk factor to specifically discuss the amount of funding you will need in the next 12 months. Cleary explain the consequences of not raising the specified, minimum amount in this offering. We note you plan to increase your marketing efforts based on the proceeds from this offering.

Investors are not able to cancel their subscription agreements they sign…, page 5

11.   Revise this risk factor to also discuss that if the minimum amount of funding needed to be raised by the end of the offering period is not met, then all funds will be refunded promptly to those who subscribed for your shares. Note that we interpret "promptly" to mean the next business day or as soon as possible after the termination of the offering.

<u>Our audit report dated April 14, 2011, from our auditors disclose in Note 6 to the financial statements that there is substantial doubt as to our ability to continue as a going concern…, page 6</u>

12.   We note your audit report is dated May 13, 2011 and Note 5 to the financial statements relates to the substantial doubt as to your ability to continue as a going concern. Revise this risk factor to correct the inconsistencies. In addition, revise to discuss management's plans going forward in order to continue operations.

<u>The money we raise in this offering before the minimum is met will be held uncashed in a company safe…, page 6</u>

13.   We note you will hold the money raised in this offering before the minimum amount of $70,000 is met in a company safe. Tell us why you believe creditors would not have access to this money. Additionally, revise to discuss the risks of not having an escrow agreement or any other agreement regarding the custody of any initial funds raised.

<u>Description of Business, page 11</u>

14.   Explain your product development. Discuss how you tailor your products to your client's needs. Describe the process of when a client initially consults you about a project to when the product or program is completed and ready for client use.

15.   Revise to disclose the principal markets in which you compete.

16.   Explain where the 50 years of collective experience in communications, change management and interactive media development comes from, considering your sole officer and director has only 20 years of experience in this field and your main operating subsidiary was incorporated in 2004.

17.   Revise to discuss the wide-range of corporate subjects you focus your content development on.

18.   Revise to discuss the full-range of multi-media techniques your eLearning designs apply to.

19.   Discuss the self-help tools you supplement your learning modules with.

20.   Revise to identify the types of institutions in both the public and private sector you focus your programs on.

21.   Explain the significance of being a "Vendor of Record" with the Ontario Provinicial Government in Canada. Additionally, describe the process of becoming a "Vendor of Record".

22.   Describe the custom designs that won awards in both the public and private sector. Additionally, describe what awards you won based on these custom designs.

Dependence On One or a Few Major Customers, page 12

23.   Confirm the customers listed in order of sales revenue are for fiscal years 2010 and 2009, rather than 2009 and 2008. If so, revise your disclosure appropriately.

Qualifications, page 12

24.   Explain the significance of this disclosure.

Future Indebtedness & Financing, page 13

25.   Specifically describe how you intend to spend $28,000 of the offering funds, which you expect will directly raise revenues. Discuss how much of an increase in revenues you expect based on your intended spending plan and discuss whether you anticipate having to initiate similar-type spending plans in the future in order to generate revenues.

Public Information, page 13

26.   Explain the significance of this disclosure.

Taxation, page 14

27.   It appears that the question of whether Flint Management LLC is owned by the company is a legal question and is determinative as to whether there will be adverse tax consequences to investors. As a result, you should include a tax opinion of U.S. tax counsel as to this question as an exhibit to the registration statement. We note that the tax opinion that you have currently included (incorrectly filed as exhibit 5.2 rather than 8.1) only opines on the accuracy of the summary in the prospectus not as to the material tax consequences.

28.   There is an incorrect reference to being approved for listing on the NASDAQ Bulletin Board on page 16. Please clarify that you initially will attempt to secure a market maker to apply for quotation of your securities on the Bulletin Board.

Management's Discussion and Analysis, page 18

Liquidity, page 18

29.   Revise your disclosure to provide discussion related to the net cash used in investing activities, net cash used from operating activities and net cash provided by financing

activities for the past two fiscal years. Please discuss any known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future.

30.   Expand to discuss how you have financed operations prior to this offering.

Revenue, page 19

31.   Expand your disclosure to discuss how your revenues in 2010 were impacted favorably by foreign exchange. Provide disclosure related to the exchange rate between your financial reporting currency and the currency of your host country.

32.   Explain the increase in your revenues from 2009 to 2010 considering you had seven main engagements in both years. Explain why the average engagement price was higher in 2010.

Remuneration of Directors and Officers and Interest of Management and Others in Certain Transactions, page 20

33.   Explain how the company differentiates between monies paid to Mr. Hiebert as remuneration and for consulting services.

Consolidated Financial Statements

34.   We note your disclosure of page 12 regarding major customers. Please provide the disclosures required by FASB ASC 28-10-50-42 in the footnotes.

Notes to Consolidated Financial Statements

Note 4 – Income Taxes, page F-9

35.   Please tell us how you have fully reserved the deferred tax benefits at December 31, 2010 and 2009.

Note 6 – Related parties, page F-10

36.   We note from your disclosures on page 12 that one of your major customers is a related party. In your next amendment, please disclose the related party transactions on the face of your financial statements as required by Rule 4-08(k) of regulation S-X. Also expand the related party footnote disclosure as required by FASB ASC 850-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Jose Santos
        Forbes Hare
        Via Facsimile: (284) 494-1316